December 21, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Double Crown Resources, Inc.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2011 Filed May 18, 2012 Correspondence submitted November 14, 2021 File No. 000-53389

To Whom It May Concern:

On behalf of Double Crown Resources, Inc,., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated December 12, 2012 (the “SEC Letter”) regarding the Annual Report on Form 10-K for fiscal year ended December 31, 2011 (the “Annual Report”).

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

1.
Please be advised that the Company has conducted and prepared an analysis consistent with Staff Accounting Bulletin No. 99 that supports its conclusion that the corrections and reclassification to certain amounts in the Company's financial statements were not deemed material. SAB 99 states "materiality concerns the significance of an item to users of a registrant's financial statements."A matter is "material" if there is a substantial likelihood that a reasonable person consider it important. Management did not use a numeric "rule of thumb" per this long-standing general suggestion expressed in SAB 99. Rather, management assessed how these reclassifications impacted the various valuation metrics that a reasonable person would consider. The Company has negative earnings, negative cash flow, no revenue, no assets other than cash (which it generally raises from related parties), negative book value, and only the most speculative of long-term probability for future profitability, cash flow, dividends or positive book value. Any reasonable person would conclude that the Company's stock is not currently a wise investment. Management does not believe any of the subject reclassifications would change any of those valuation metrics, therefore, a reasonable person would not consider it important.

Securities and Exchange Commission
Page Two
December 21, 2012

Note 9 - Disputed Liabilities, page F-15

2.
In accordance with the staff's comments, please be advised that upon review of the factual pattern presented in the SEC Letter, management is of the opinion that the SEC's understanding of the sequence of events is correct. Please be further advised that there is a rescission agreement dated March 31, 2011 between the Company and Falco Investments, Inc. ("Falco"). And lastly, Falco alleges that the Company owes Falco approximately $690,000.  The types of debt which Falco claims are owed by the Company are as follows: (i) $132,000 is recorded as convertible promissory notes; and (ii) $560,000 is recorded as a disputed liability.

3.
Please be advised that management reviewed FASB ASC Subtopic 450-20-50 and, although not an expert on this particular subject, believes that it is not probable they will have to pay this liability. The Company's attorney and the expert in this field refused to provide an opinion that it is improbable that the Company will pay this liability. Therefore, management decided to be conservative and record the liability.

On behalf of the Company, we submit the following acknowledgements:

(a)  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Double Crown Resources Inc.

By:	/s/ Jerry Drew
Jerry Drew, President/CEO

DOUBLE CROWN RESOURCES, INC. (OTCBB:  DDCC)
2312 N. Green Valley Parkway, Suite 1026	Telephone: (707) 961-6016
Henderson, Nevada 89014	Facsimile Transmission: (707) 961-2066
Email: Info@doublecrownresources.com	Website: www.doublecrownresources.com